January 8, 2010

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010
Via EDGAR Correspondence

Re:
Green Planet Group, Inc. (Formerly EMTA Holdings, Inc.)
Form 10-K or Fiscal Year Ended March 31, 2009 Filed July 17, 2009
Form 10-Q or Fiscal Quarter Ended June 30, 2009 Filed August 19, 2009
Form 8-K Filed March 16, 2009
Response letter dated September 9, 2009
File No. 333-136583

Dear Mr. Hiller:

We have prepared the following response to the questions and comments below from you letter dated October 19, 2009.  In addition, we have attached a copy of the proposed revised Form 10-K/A for the year ended March 31, 2009, revised Form 10-Q/A for the quarter ended June 30, 2009 and Form 8-K/A that reflects the proposed changes outlined below and as discussed on our conference call.  In addition, once your review has been completed we will also file an amended Form 10-Q/A for the quarter ended September 30, 2009 to similar changes to the above referenced June 30, 2009 Form 10-Q/A.

We request that the proposed Form 10-K/A referred to above, including any subsequent changes as deemed necessary when formally filed on the EDGAR system, be acceptable for compliance with restating each prior annual Form 10-K or and each prior quarterly Form 10-Q including such forms as were filed pursuant to the SB regulations.

Proposed Amendment to Form. 10-K for  the  Fiscal Year Ended March 31, 2009 General

1.	Please include an explanatory note at the forepart of the Form 10-K summarizing the revisions you have made and directing readers to those sections of the document where further details are provided.

RESPONSE 1A.   We have included an explanatory note as page 3 of the Form 10-K/A and page 3 of the Form 10-Q/A included herewith as attachments.

GREEN PLANET GROUP, INC. 7430 E. Butherus Dr., Suite D, Scottsdale, AZ 85260-2400
Phone (480) 222-6222  Fax (480) 222-6225

Mr. Karl Hiller
Branch Chief
January 8, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.
We note it was necessary for you to restate your financial statements, as described in Note 17 of your financial statements. Please discuss the nature of these restatements and the impact they had on your financial condition and operating results within MD&A.

RESPONSE 2A.   We have added a discussion to the MD&A sections “Year end March 31, 2009 as compared to the year ended March 31, 2009” captioned “Restatement,” page 27 and 28, and Financial Liquidity and Capital Resources we added paragraph 4 of that section, page 28 and 29.

Financial Liquidity and Capital Resources, page 27

3.
On page 16 you state that you are currently in default on a loan which is collateralized by substantially all of your assets. Please address the following points concerning this default in your disclosure within MD&A:

  describe the steps you intend to take to cure, obtain a waiver of or otherwise address this default;
  discuss the impact or reasonably likely impact of the loan default on your financial condition and operating performance;
  identify any alternate sources of funding you have in place to pay off the loan or replace the loan.
Refer to FRC §501.13.c for additional guidance on providing these disclosures.

In addition, please disclose the nature and amount of this default in your notes to the financial statements to comply with Rule 4-08(c) of Regulation S-X.

RESPONSE 3A.   We have modified our disclosure on page 17 and have expanded our disclosure in the MD&A, page 29, under Financial Liquidity and Capital Resources and we added paragraph 5 of that section.  The default was cured between the parties and the breach cured.

Mr. Karl Hiller
Branch Chief
January 8, 2010

Controls and Procedures, page 33

4.
We note that your management assessed the effectiveness of your internal control over financial reporting as of March 31, 2009 and concluded that it was effective. However, you also state that you were unable to implement all of the internal controls necessary to convert a recently acquired privately held company to a public subsidiary. It is unclear from your disclosure whether the internal controls of this recently acquired business were included in the scope of the assessment. Please indicate whether management excluded this acquired business from its report on internal control over financial reporting. To the extent it has been excluded, you must identify the acquired business and indicate the significance it has on your consolidated financial statements.

In addition, irrespective of whether the acquired business was excluded from the assessment, you must still disclose any changes in your internal controls over financial reporting during the last fiscal quarter that may relate to the recently acquired business, if the changes have materially affected, or are reasonably likely to materially affect; your internal control over financial reporting.

Please refer to the following reference for additional guidance:

http://www.sec.gov/info/accountants/controlfaq.htm

RESPONSE 4A.  We have  included the evaluation of the new subsidiary based on the implementation of the Company’s internal control system at the time of acquisition.  While this did result in changes to the subsidiary at acquisition it did not change the Company’s system of internal control since that system was already adequate to provide the necessary control over financial reporting. The wording on page 35 has been changed to reflect this.

Financial Statements

Consolidated Balance Sheets, page F-3

5.
Please re-label the non-current liability "Conversion share derivative liability" as "Convertible notes payable" or with similar language that more appropriately describes the nature of this account balance as of March 31, 2008.

RESPONSE 5A.   We changed the caption to “Convertible notes payable” on page F-3 and elsewhere in this document to be consistent.

Mr. Karl Hiller
Branch Chief
January 8, 2010

Note 9 – Fair Value Measurements, page F -19

6.
We note in response to our prior comment 1 you propose to restate you financial statements to report your convertible notes at their full fair value in accordance with the guidance in paragraphs 12 and 23 of SFAS 150. As you no longer recognize a separate derivative liability for the conversion option in the notes, please explain why you present this liability in your SFAS 157 disclosures.

In addition, it is our understanding that you report your cashless warrant liability at fair value. Please tell us why you have omitted this liability from the SFAS 157 disclosures.

RESPONSE 6A.  We have removed the convertible note valuation from Note 9 and have added the cashless warrant liability to that same Note.

Note 17 — Restatement of Prior Financial Statements, page  F-27

7.
We have read your proposed disclosures addressing your restatement and believe that revisions will be necessary as certain statements you make are unclear. For example, in enumeration 1 it appears you should clarify that you previously treated the convertible debt and related warrants as equity under the guidance of EITF 00-27, but have restated your financial statements to account for the warrants as liabilities in accordance with the guidance of EITF 00-19. Further, in enumeration 3 it appears you should replace disclosure about having recorded a valuation allowance of $38,685,527 at year-end with a discussion about the adjustment necessary to report changes in the fair value of your derivatives (these are not generally characterized as valuation allowances).

In addition, please include a description of each error that has been identified and which is being corrected in your restated financial statements. In this regard, we note you present adjustments to reclassify debt issue costs on your restated balance sheets but have not discussed this correction in the forepart of the footnote.

RESPONSE 7A.

A.  We revised enumeration 1 under Note 17 on page 27 to reflect pre and post adjustment differences between EITF 00-27 and EITF 00-19 to state that:

“1) The Company had previously treated the convertible debt and related warrants under the guidance of EITF 00-27 under which such converted or exercised instruments are recognized as equity but have restated the financial statements to account for the warrants as liabilities under the caption “derivative liability”  under the guidance of EITF 00-19, and owing to the unlimited nature of the potential issuances, the instruments are to be treated as liabilities or assets and revalued each reporting period.”

Mr. Karl Hiller
Branch Chief
January 8, 2010

B.  We have clarified the disclosures in enumeration 3 to disclose the fair value adjustments instead of the valuation adjustments.

C.  We have added disclosure regarding the reclassification of debt issue costs to prepaid and other assets in enumeration 4.

8.
We note in response to our prior comment I you propose to restate your financial statements to account for all warrants that do not have a cashless exercise feature as derivative liabilities except for the warrants/options you issued in conjunction with the purchase of Easy Staffing Solutions Inc. It appears these warrants/options are also within the scope of the EITF 00-19 and subject to the guidance in paragraphs 19 through 24. Therefore, unless you can show otherwise, you should record the warrants/options as liabilities at fair value in accordance with the guidance of paragraph 35 of SFAS 141; however, subsequent changes in fair value should be recorded as financing costs rather than adjustments to the purchase price allocation. Please revise your restatement as necessary to account for these warrants/options as liabilities.

RESPONSE 8A.  We have reviewed the documents related to the option created in conjunction with the Easy Staffing Solutions, Inc. acquisition and the vesting of the options cease when the underlying liabilities subject to the Seller’s guarantees are extinguished.  We have changed the balance sheet and statement of operations for the year ended March 31, 2009 in accordance EITF 00-19 to record the full fair value of the options at the acquisition date as derivative liability and reduce the additional paid-in capital by a like amount and at year end we are recording an adjustment to the fair value of the options based on the binomial valuation of the full fair value of the 2,500,000 options since we are unable to determine the level of options that will not vest in the future. This resulted in an increase in the derivative liability at March 31, 2009 of $23,907 and an increase in interest expense of the same amount.  The subsequent quarter we are recognizing an increase in the derivative liability of $100,917 and an increase in interest expense of a like amount.  In the second quarter ended September 30, 2009 we are reducing the derivative liability and interest expense by $124,075 based on this valuation.

9.
Please revise your restated consolidated statements of operations for the six months ended September 30, 2006, the nine months ended December 31, 2006 and the year ended March 31, 2007 to present the initial charge you incurred to cure the loan default, in a separate line item. We believe that subsequent changes in the fair value of the "default" warrants should be reported in the "Interest expense" line item.

RESPONSE 9A.  We have broken the disclosure into two pieces, 1) the cost of curing loan default and 2) the interest expense for the year ended March 31, 2007 and the December 31, 2006 and September 30, 2006.

Mr. Karl Hiller
Branch Chief
January 8, 2010

Exhibits

10.	Please revise the certifications filed by your principal executive officers to include the complete introductory language of paragraph 4, as prescribed under Item 601(b)(31) of Regulation S-K.

RESPONSE 10A.  We have changed the opinion to conform with the prescribed item 601(b)(31) as follows:

“The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:”

Form 10-Q for the Interim Period Ended June 30, 2009

General

11.	Please ensure that Changes necessary to comply with comments on your Form 10-K are also reflected in amendments to your Form 10-Q for the interim period ended June 30, 2009, as appropriate.

RESPONSE 11A. We have incorporated the appropriate changes from the Form 10-K/A into the Form 10-Q/A for the period ended June 30, 2009.  Early next week we will also submit for your review the amended Form 10-Q/A for the period ended September 30, 2009 to reflect the same changes as reflected in the attached Forms 10-K/A and 10-Q/A to the extent they have not already been reflected in such Form 10-Q for September 30, 2009.

Financial Statements

Note 9 – Convertible Debt, page 19

12.
We note your convertible debt due on April 28, 2009 was not settled as of June 30, 2009 as you continue to present the face value of the note as a current liability on your balance sheet. Further, we note you have derecognized the portion of the obligation representing the amount that may be settled by the issuance of variable number of shares of common stock. Please consider the guidance in paragraph 16 of SPAS 140 and tell us your basis for concluding this portion of the liability has been extinguished as of June 30, 2009.

In addition, given that you did not repay the debt by the maturity date, we expect you will need to add disclosure addressing the default and describing the implications and other information required under Rule 4-08(c) of Regulation S-X.

Mr. Karl Hiller
Branch Chief
January 8, 2010

RESPONSE 12A. The terms of the underlying notes state that the conversion option ceases on the Maturity Date of each note.  That would leave only the underlying unpaid principal amount that would be due.  Had the parties intended to extend the conversion until paid, it would have been so stated in the legal documents prepared by the lenders.  We have added additional disclosures regarding the Rule 4-08(c) requirements on page 20 of the Form 10-Q/A.

Form 8-K Filed on March 16.2009

13.
We note that you acquired certain assets and liabilities of Easy Staffing Solutions Inc. and its subsidiaries on March 1, 2009 and due to the significance of this acquisition, you initially concluded that you would need to file separate financial statements of Easy Staffing Solutions Inc. along with related pro forma financial statements to comply with the guidance in Items 2.01 and 9.01 of Form 8-K and Rule 8-04 of Regulation S-X. These financial statements were required to be filed within 75 days of the acquisition, that is, by May 26, 2009.  If you no longer believe that these financial statements are required, please submit details necessary for us to understand your view; otherwise, advise us of your intentions to comply with the above noted guidance.

RESPONSE 13A. The auditors are completing the audit and we expect that the Form 8-K incorporating the required financial statements and pro formas will be complete and filed by January 25, 2010.

14.
We note in conjunction with this business combination you entered into a Commercial Financing Agreement with Porter Capital Corporation for the financing of receivables from the acquired business. Further, we note you have guaranteed the payments of these receivable amounts via signed guarantees. Please explain why you have not discussed this off balance sheet arrangement within MD&A in your Form 10-K for the fiscal year ended March 31, 2009 as would appear to be necessary to comply with Item 303(a)(4) of Regulation S-K. In addition, tell us why you have not disclosed information about these guarantees in your financial statements included in the Form 10-K as required by paragraph 13 on FIN 45.

RESPONSE 14A.  There was a new agreement created with the Porter Capital Corporation at the closing of the acquisition and the only guarantee related to prior debt of ESSI to Porter was to represent that if Lumea received payments that were due to ESSI such payments would be forwarded to Porter to reduce the ESSI’s debt to Porter.  Since Porter usually collects funds directly from Lumea and ESSI clients this did not become a problem.  Lumea had no guarantee other than to properly reflect collections.  By the end of the year ending March 31, 2009 we are told that substantially all of the outstanding balance due Porter by ESSI had been paid.  We do not keep the books on the ESSI entities.  There are no off balance sheet guarantees and the only guarantees relate to the debts already included in the financial statements.

Mr. Karl Hiller
Branch Chief
January 8, 2010

15.
We note you entered into an indemnification agreement with Mr. Cliff Blake, who is a personal guarantor of various obligations you assumed in the acquisition. Under the agreement we understand that you have indemnified Mr. Blake of potential responsibility for the obligations, although he will continue as a personal guarantor. Further we note in exchange for the continuation of his personal guarantees on the assumed obligations you have granted Mr. Blake the option to purchase up to 2,500,000 shares of common stock. Please expand your disclosure at Note 1 of your financial statements in your Form 10-K to disclose your purpose for issuing these options as your current disclosure only indicates they were issued as part of the consideration to acquire the business.

RESPONSE 15A. The items being guaranteed are the two loans, purchase note 1 and 2, that are due to ESSI of which Mr. Blake is the primary owner.  Both of these loans are on the financial statements and the vesting of the guarantee will last as long as those loans remain unpaid which is scheduled into 2014 and would result in all options being vested by the due date.  While I could not specifically identify the items, the Company also guaranteed other items already on our statements such as credit card payments, rent guarantees, phone bills, etc., in the normal course of business rather than rewriting such agreements and changing payers.

16.
At Section 2.2 of the Indemnification and Stock Option Agreement, filed as Exhibit 10.4, it states that all vesting of the options issued to Mr. Blake will cease once all obligations under the promissory notes have been fully and finally paid, and all personal guarantees of Mr. Blake have been released. Please clarify whether this means the unvested portion of the options are cancelled or become fully vested once these events occur. In addition, please expand your disclosure at Note 14 to disclose this particular vesting term.

RESPONSE 16A.  If the loans, see response 15A above, were to be prepaid before their stated maturities the vesting would cease and the unvested options would not be exercisable.  Also as stated above the scheduled payments extend beyond the vesting period and in the absence of prepayments would fully vest in the normal course of payments.  We will expand the disclosure in Note 14 although the valuation necessary under EITF 00-19 uses a full valuation of all potentially issued options and revalued quarterly so indicating that some vesting might not take place when the scheduled vesting on scheduled payment terms would fully vest seems like a double standard.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Karl Hiller
Branch Chief
January 8, 2010

Please note that our auditors have completed their work and will date their opinion accordingly once the SEC has completed their review so as to not have to amend an amended filing and show two sets of restatements.

If you have any questions please contact me at 480.443.0500, by facsimile at 480.948.9739, email at JMarshall@GreenPlanet Group.com or mail at the Company address 7430 E. Butherus Dr., Suite D, Scottsdale, AZ 85260.

Respectfully submitted,

James C. Marshall
Chief Financial Officer

Enc:	Form 10-K/A for year ended March 31, 2009
Form 10-Q/A for the quarter ended June 30, 2009